Talaris Therapeutics, Inc.

93 Worcester St.

Wellesley, MA 02481

September 13, 2023

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-3628

Attention:	Ms. Doris Stacey Gama
Mr. Tim Buchmillar
Ms. Christine Torney
Mr. Daniel Gordon

Re:	Talaris Therapeutics, Inc.
Acceleration Request for Registration Statement on Form S-4
File No. 333-273335

Requested Date:	September 14, 2023
Requested Time:	5:30 p.m. Eastern Time

Dear Ms. Gama, Mr. Buchmillar, Ms. Torney and Mr. Gordon:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Talaris Therapeutics, Inc. (the “Company”) hereby requests that the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated to September 14, 2023, at 5:30 p.m., Eastern Time, or as soon thereafter as practicable, unless we or our outside counsel, Goodwin Procter LLP, request by telephone that such Registration Statement be declared effective at some other time. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Act.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Goodwin Procter LLP by calling Sarah Ashfaq at (212) 459-7238. We also respectfully request that a copy of the written order from the Securities and Exchange Commission verifying the effective time and date of the Registration Statement be sent to our counsel, Goodwin Procter LLP, Attention: Sarah Ashfaq, by email to sashfaq@goodwinlaw.com.

If you have any questions regarding this request, please contact Sarah Ashfaq of Goodwin Procter LLP at (212) 459-7238.

Sincerely,

Talaris Therapeutics, Inc.

/s/ Mary Kay Fenton
Mary Kay Fenton
Chief Financial Officer and Interim Chief Executive Officer and President

cc:	Sarah Ashfaq, Goodwin Procter LLP

John T. Haggerty, Goodwin Procter LLP

Richard A. Hoffman, Goodwin Procter LLP

Tevia K. Pollard, Goodwin Procter LLP